Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
The Fairchild Corporation

We consent to the incorporation by reference in the registration statements (No. 33-38302, 333-97703, 333-82828, 333-16821) on Form S-8 of The Fairchild Corporation of our report dated August 13, 2007, with respect to the consolidated balance sheet of The Fairchild Corporation as of September 30, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended September 30, 2006, and related financial statement schedule, which report appears in the September 30, 2007 annual report on Form 10-K of The Fairchild Corporation.

/s/ KPMG LLP

McLean, Virginia
March 3, 2008